UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G/A
(Amendment #2)

Under the Securities Exchange Act of 1934



Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).


U.S. Concrete, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

90333L201
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] 	Rule 13d-1 (b)

[ ]	Rule 13d-1 (c)

[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G


Issuer:  U.S. Concrete, Inc. 		CUSIP No.: 90333L201

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	MacKay Shields LLC
    	IRS# 13-4080466;

2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)


3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware (United States)

NUMBER OF SHARES	  	5  SOLE VOTING POWER 		1,468,526
BENEFICIALLY  			6  SHARED VOTING POWER		0
OWNED BY
EACH	        		7  SOLE DISPOSITIVE POWER	1,468,526
REPORTING
PERSON	  			8  SHARED DISPOSITIVE POWER	0
WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON
	Total:	1,468,526

10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES
	Not Applicable


11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 11
	12.31%


12	TYPE OF REPORTING PERSON
	IA

SCHEDULE 13G

Issuer:  U.S. Concrete, Inc. 		CUSIP No.: 90333L201


ITEM 1
(a)	Name of Issuer:
	U.S Concrete, Inc.

(b)	Address of Issuer's Principal Executive Offices:
	2925 Briarpark, Suite 1050
	Houston, TX  77042



ITEM 2(a)	Name of Person Filing:
		MacKay Shields LLC

(b)	Address of Principal Business Office:
	9 West 57th Street
	New York, NY  10019

(c)	Citizenship:
	United States

(d)	Title of Class of Securities:
	Common Stock, $.001 Par Value

(e)	CUSIP Number: 90333L201


ITEM 3
If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the
		Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in
		accordance with Section	240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in
		accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in
		Section 3(b) of the Federal Deposit Insurance
		Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under
		Section 3 (c)(14) of the Investment Company
		Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section
		240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G

Issuer:  U.S Concrete, Inc. 		CUSIP No.: 90333L201


ITEM 4.	Ownership.

	MacKay Shields LLC, an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 1,468,526 shares or 12.31% of the Common Stock believed to be outstanding as a result of acting as investment adviser to various clients. The Common Stock was received in connection with a plan of reorganization of the Issuer which was effective September 1, 2010.



ITEM 5. Ownership of Five Percent or Less of a Class.

	Not Applicable


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
	ANOTHER PERSON

	Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
COMPANY OR CONTROL PERSON.

	Not Applicable


ITEM 8. Identification and Classification of Members of the Group.

	Not Applicable


ITEM 9. Notice of Dissolution of Group

	Not Applicable


ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		January 27, 2012

Signature:	/s/ Rene A. Bustamante

Name/Title:	Rene A. Bustamante
		Chief Compliance Officer

